

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2018

Jerry Jones
General Counsel
Acxiom Corporation
301 E. Dave Ward Drive
Conway, AR 72032

      Re: Acxiom Corporation
          Preliminary Proxy Statement of Schedule 14A
          Filed August 3, 2018
          File No. 000-13163

Dear Mr. Jones:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Information Technologies
             and Services